

August 10, 2010

Mr. William M. Guzik
Chief Financial Officer
Midas, Inc.
1300 Arlington Heights Road
Itasca, IL 60143

> **Re:** **Midas, Inc.**
> **Form 10-K**
> **Filed March 18, 2010**
> **File No. 001-13409**
>
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 5, 2010**

Dear Mr. Guzik:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Max A. Webb
Assistant Director